[redacted]

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 0 1 2011
WASH, D.C.
189

SECURIT ON

11020656

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response......	12.00

SEC FILE NUMBER
8- 67368

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-~~DEALER~~:

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Jennings Capital (USA) Inc.

(No. and Street)

Suite 2700, 308-4th ave SW, Calgary, AB, Canada T2P 3R7

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PriceWaterhouseCoopers LLP

(Name – *if individual, state last, first, middle name*)

3100, 111-5th ave SW, Calgary, AB, Canada, T2P 5L3

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☑ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Nancy Peck, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Jennings Capital (USA) Inc., as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

nil

Sworn (or affirmed/declared) before me at the City of Calgary, in the Province of Alberta, this 28th day of February, 2011.

[Signature]

A Commissioner for Oaths in and for the Province of Alberta
ESTHER OH KIM
A Commissioner for Oaths/Notary Public
~~In and for the Province of Alberta~~
Notary Public

[Signature]
Signature

CFO, Director
Title

ESTHER OH KIM
Student-at-Law

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JENNINGS
CAPITAL
(USA) INC.

February 28, 2011

To Whom It May Concern:

Re: Form X-17A-5, Part III (n)

Jennings Capital (USA) Inc. reports there are no material inadequacies found to exist or found to have existed since December 31, 2009.

Yours truly,

[signature]

Nancy Peck, FINOP
Jennings Capital (USA) Inc.

Suite 2700, 308 - 4th Avenue S.W., Calgary, Alberta, Canada T2P 0H7 • Phone: (403) 292.0970 • Fax: (402) 292.0979
www.jenningscapital.com

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Chartered Accountants
111 5th Avenue SW, Suite 3100
Calgary, Alberta
Canada T2P 5L3
Telephone +1 (403) 509 7500
Facsimile +1 (403) 781 1825

Independent Accountants' Report on Applying Agreed-Upon Procedures

To the Board of Directors of
Jennings Capital (USA) Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2010, which were agreed to by Jennings Capital (USA) Inc. (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable with the amounts reported in Form SIPC-7 for the year ended December 31, 2010 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, there were no such adjustments; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

PRICEWATERHOUSECOOPERS

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

Chartered Accountants
February 28, 2011

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended December 31, 2010
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7
(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

067368 FINRA DEC
JENNINGS CAPITAL (USA) INC
ATTN: NANCY PECK
308 4TH AVE SW STE2700
CALGARY ALBERTA T2P OH7
CANADA

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 2515.38

B. Less payment made with SIPC-6 filed (exclude interest) (1303.29)
July 27, 2010
Date Paid

C. Less prior overpayment applied (⊖)

D. Assessment balance due or (overpayment) 1212.09

E. Interest computed on late payment (see instruction E) for______days at 20% per annum ⊖

F. Total assessment balance and interest due (or overpayment carried forward) $ 1212.09

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 1212.09

H. Overpayment carried forward $(⊖)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Jennings Capital (USA) Inc
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Chief Financial Officer FINOP
(Title)

Dated the 3rd day of Feb, 2011.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning Jan 1, 2010
and ending Dec 31, 2010
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,006,153
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	0
2d. SIPC Net Operating Revenues	$ 1,006,153
2e. General Assessment @ .0025	$ 2515.38
	(to page 1, line 2.A.)

THIS DOCUMENT CONTAINS SECURITY FEATURES - SEE REVERSE

1168

JENNINGS CAPITAL (USA) INC.

BANK OF MONTREAL
350-7TH AVENUE S.W., 3RD FLOOR
CALGARY, ALBERTA T2P 3N9

CHECK NO 000001168

DATE 02032011
MMDDYYYY

2700, 308 – 4th Avenue S.W.
Calgary, Alberta, T2P 0H7
TEL (403) 292- 0970 FAX (403) 292 - 0979

PAY **One Thousand Two Hundred Twelve and 09/100 Dollars

USD $ **1,212.09

TO THE ORDER OF
Securities Investor Protection Corporation
PO Box 92185
Washington, DC 20090-2185

JENNINGS CAPITAL (USA) INC.

PER [signature]

PER Shauna Campbell

⑈001168⑈ ⑆32189⑉001⑆ 4602⑉334⑈ 45

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Chartered Accountants
111 5th Avenue SW, Suite 3100
Calgary, Alberta
Canada T2P 5L3
Telephone +1 (403) 509 7500
Facsimile +1 (403) 781 1825

Report of Independent Auditors on Internal Control

To the Board of Directors of
Jennings Capital (USA) Inc.

In planning and performing our audit of the financial statements of Jennings Capital (USA) Inc. (the "Company") as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the following:

1. The periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11);

2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

PRICEWATERHOUSECOOPERS

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

PRICEWATERHOUSECOOPERS

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2010 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

Chartered Accountants
Calgary, Alberta
February 28, 2011

Jennings Capital (USA) Inc.

Financial Statements
December 31, 2010 and 2009

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Chartered Accountants
111 5 Avenue SW, Suite 3100
Calgary, Alberta
Canada T2P 5L3
Telephone +1 403 509 7500
Facsimile +1 403 781 1825

Independent Auditors' Report

To the Board of Directors of
Jennings Capital (USA) Inc.

In our opinion, the accompanying statement of financial condition and the related statements of operations, comprehensive income and retained earnings, cash flows, changes in shareholders equity, and changes in liabilities subordinated to claims of general creditors present fairly, in all material respects, the financial position of Jennings Capital (USA) Inc. at December 31, 2010 and 2009 and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5(d) under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Chartered Accountants
Calgary, Alberta, Canada
February 28, 2011

Jennings Capital (USA) Inc.

Statement of Financial Condition

As at December 31, 2010 and 2009

(expressed in U.S. dollars)

	2010 $	2009 $
Assets		
Current Assets		
Cash	1,635,999	948,664
Due from parent	13,314	10,874
Due from client	197,050	-
Prepaid expenses	21,671	15,422
	1,868,034	974,960
Intangible assets (note 3)	18,130	47,591
	1,886,164	1,022,551
Liabilities		
Current Liabilities		
Accounts payable	17,541	19,652
Due to client	197,050	-
Income taxes payable	42,272	12,727
	256,863	32,379
Shareholder's Equity		
Capital Stock (note 4)	1,150,100	650,100
Retained Earnings	479,201	340,072
	1,629,301	990,172
	1,886,164	1,022,551

The accompanying notes are an integral part of these financial statements

Approved by the Board of Directors

______________ Director ______________ Director

Jennings Capital (USA) Inc.

Statements of Operations, Comprehensive Income and Retained Earnings

For the years ended December 31, 2010 and 2009

(expressed in U.S. dollars)

	2010 $	2009 $
Revenue		
Underwriting	67,869	155,504
Commissions	937,739	528,766
Other	544	17,733
	1,006,152	702,003
Expenses		
General and administrative (note 6)	797,415	545,408
Amortization of intangible assets	29,461	29,461
	826,876	574,869
Income before taxes	179,276	127,134
Income tax expense (recovery)		
Current	40,147	(5,436)
Net earnings and comprehensive income	139,129	132,570
Retained Earnings - Beginning of year	340,072	207,502
Retained Earnings - End of year	479,201	340,072

Jennings Capital (USA) Inc.

Statements of Cash Flows

For the years ended December 31, 2010 and 2009

(expressed in U.S. dollars)	2010 $	2009 $
Cash provided by (used in)		
Operating activities		
Net earnings for the year	139,129	132,570
Items not affecting cash		
Amortization of intangible assets	29,461	29,461
Change in non-cash working capital		
Due from parent	(2,440)	90,637
Due from client	(197,050)	21,131
Accounts receivable	-	5,000
Prepaid expenses	(6,249)	(1,733)
Accounts Payable	(2,111)	8,214
Due to client	197,050	(21,131)
Income taxes payable	29,545	(76,952)
	187,335	187,197
Financing activities		
Issuance of common shares	500,000	-
Change in cash during the year	687,335	187,197
Cash - Beginning of year	948,664	761,467
Cash - End of year	1,635,999	948,664

During the year, net cash taxes of $10,601 were paid (2009 - $30,730 were received) and net cash interest of $2,929 was paid (2009 - $8,324).

The accompanying notes are an integral part of these financial statements.

Jennings Capital (USA) Inc.

Statement of Changes in Shareholder's Equity

For the years ended December 31, 2010 and 2009

(expressed in U.S. dollars)

	2010 $	2009 $
Net earnings for the year	139,129	132,570
Issuance of common shares	500,000	-
Shareholder's equity - Beginning of year	990,172	857,602
Shareholder's equity - End of year	1,629,301	990,172

The accompanying notes are an integral part of these financial statements.

Jennings Capital (USA) Inc.

Statement of Changes in Liabilities Subordinated to Claims of General Creditors

For the years ended December 31, 2010 and 2009

(expressed in U.S. dollars)

	2010 $	2009 $
Subordinated loans - Beginning of year	-	-
Increases (decreased) during the year		
Subordinated loans	-	-
Subordinated loans - End of year	-	-

The accompanying notes are an integral part of these financial statements.

1 Basis of Presentation

The accompanying financial statements are prepared in accordance with the accounting principles generally accepted in the United States of America under the provisions of rule 17a-5 of the Securities and Exchange Act of 1934. These statements are intended solely for the use of regulators as described in rule 17a-5 of the United States Securities and Exchange Commission ("SEC").

Jennings Capital (USA) Inc. ("JCIUSA") operates as an investment dealer. JCIUSA is a member of the Financial Industry Regulatory Authority ("FINRA"). JCIUSA is subject to regulation by FINRA. Under FINRA regulations, JCIUSA is required to maintain a minimum net capital. JCIUSA currently meets the capital requirements of FINRA.

2 Significant accounting policies

a) Securities

Securities transactions and related revenues are recorded on a trade date basis.

b) Revenue recognition

Underwriting revenue is recorded on closing of the transaction. Commission revenue is recorded on a trade date basis.

c) Income taxes

JCIUSA follows the asset and liability method of accounting for income tax. Under this method future income taxes are recognized using applicable enacted income tax rates attributable to differences between the financial statement carrying values and their respective income tax bases. The effect of a change in tax rates on future income tax liabilities and assets is included in income in the period of change. Future income tax assets are calculated and if realization is not considered "more likely than not", a valuation allowance is provided.

d) Intangible assets

The intangible assets are being amortized on a straight line basis over five years commencing in the month the intangible assets were acquired. JCIUSA assess the value of its intangible assets for impairment and adjusts to the lower of cost or market value as required when circumstances suggest that such an analysis is warranted.

e) Foreign exchange

The functional currency of JCIUSA (a wholly owned subsidiary of Jennings Capital Inc. ("JCI")) is the United States dollar. Transactions denominated in a currency other than the functional currency are translated at the exchange rate in effect on the dates of the transactions. Monetary assets and liabilities denominated in a currency other than the functional currency are translated at the exchange rate in effect as at the reporting period and the related gains and losses are included in the results of operations for the period.

f) Management estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year.

g) Financial instruments

JCIUSA classifies financial instruments as one of the following categories: held for trading, available for sale, held to maturity, loans and receivables, and other financial liabilities.

The financial assets and liabilities classified as held for trading are measured at fair value with unrealized gains and losses recognized in earnings. Cash is the only financial instrument classified as held for trading.

The financial assets and liabilities classified as loans and receivables, and other financial liabilities are measured at amortized cost. JCIUSA classifies due from parent, due from client, accounts payable, and due to client as other financial liabilities. The carrying value of the financial instruments classified as loans and receivables and other financial liabilities approximates their fair value due to their short term nature.

The financial assets classified as held to maturity are measured at amortized cost. JCIUSA does not currently classify any assets as held to maturity.

3 Intangible assets

The intangible assets relate to costs incurred to acquire the licences required to operate in the United States of America. The intangible assets are being amortized on a straight line basis over five years, which is the expected period of benefit for these expenditures.

	2010			2009
	Cost $	Accumulated amortization $	Net $	Net $
Costs for regulatory licenses	147,513	129,383	18,130	47,591

4 Capital stock

The following capital stock has been authorized:

Unlimited Class C common shares. These shares have voting rights and are eligible for dividends as determined by the Board of Directors.

	2010		2009	
	Number of shares	Amount $	Number of shares	Amount $
Class C common shares				
Outstanding - Beginning of year	103	650,100	103	650,100
Issued during the year for cash	1	500,000	-	-
Outstanding - End of year	104	1,150,100	103	650,100

5 Financial instruments

In the normal course of business, JCIUSA is exposed to credit risk, liquidity risk and market risk (includes fair value risk, interest rate risk and foreign exchange risk).

Fair Value hierarchy

A fair value hierarchy is presented below that distinguishes the significance of the inputs used in determining the fair value measurements of various financial instruments. The hierarchy contains the following levels: Level 1 uses inputs based on quoted prices, Level 2 uses observable inputs other than quoted prices and Level 3 uses inputs that are not based on observable market data.

	Carrying Value December 31,		Estimated fair value December 31, 2010		
	2010 $	2009 $	Level 1 $	Level 2 $	Level 3 $
Held-for-trading					
Cash	1,635,999	948,664		1,635,999	-

Credit risk

Credit risk is the risk associated with a counterparty's inability to fulfil its payment obligations. Credit risk arises from cash, due from parent, and due from client. The maximum credit risk exposure to JCIUSA is the carrying amount of these financial instruments as presented in the financial statements as at December 31, 2010.

The primary source of credit risk to JCIUSA is with regards to its cash. Cash is held only at Canadian financial institutions to mitigate this risk.

JCIUSA is also exposed to risk that counterparties to due from parent and due from client balances will not fulfil their obligations. Counterparties include Jennings Capital Inc. (parent company) and clients. To minimize its exposure, JCIUSA management monitors the collectability of receivables on a monthly basis and determines if an estimate for allowance for doubtful accounts is necessary. As of December 31, 2010, the allowance for doubtful accounts was $nil (2009 – $nil).

As of December 31, 2010, JCI's most significant counterparty concentrations were from clients. Management does not anticipate any loss from non-performance.

Liquidity risk

Liquidity risk is the risk that JCIUSA cannot meet a demand for cash or fund its obligations as they become due. JCIUSA's management is responsible for reviewing liquidity resources to ensure funds are readily available to meet its financial obligations as they become due, as well as ensuring that adequate funds exist to support business strategies and operational growth. JCIUSA's business requires capital for operating and regulatory purposes. The current assets reflected on the balance sheet are highly liquid with the majority being held as cash.

The following table presents the contractual terms to maturity of the financial liabilities owed by JCISA as at December, 31, 2010:

Financial Liability	*Carrying amount*	*Contracted term to maturity*
Accounts payable	$17,541	Due within one year
Due to client	$197,050	Due within one month

Market Risk

Market risk is the risk that the fair value of financial instruments will fluctuate because of changes in market prices. JCIUSA separates market risk into three categories: fair value risk, interest rate risk and foreign exchange risk.

Fair value risk

JCIUSA's financial assets and liabilities include cash, due from parent, due from client, accounts payable and due to client. The fair value approximates the carrying value of these items due to their current nature.

Interest rate risk

Interest rate risk arises from the possibility that changes in interest rates will affect the fair value or future cash flows of financial instruments held by JCISA. JCIUSA incurs interest rate risk on its cash. JCIUSA minimizes and monitors its exposure to interest rate risk through quantitative analysis of cash interest rates being received.

Due to the short term nature of cash there is no significant interest rate risk arising from fluctuations in interest rates. A 1% change in the prevailing interest rates on cash deposits would not significantly impact JCIUSA's financial statements.

Foreign exchange risk

Foreign exchange risk arises from the possibility that changes in the price of foreign currencies will result in losses. JCIUSA's primary foreign exchange risk results from Canadian cash being held. Any fluctuations in the Canadian dollar against the United States dollar will result in exchange gains or losses being included in the determination of earnings for the year.

JCI holds minimal financial instruments in foreign currencies. Thus, any fluctuations in foreign exchange rates will have an immaterial impact on earnings.

6 Related party transactions

At December 31, 2010, JCI owned 100% (2009 – 100%) of the outstanding common shares of JCIUSA. JCIUSA paid JCI $722,266 (2009 - $484,020) in management fees for payouts and other indirect costs. These transactions are in the normal course of operations and have been valued in these financial statements at the exchange amount which is the amount of consideration agreed to by the related parties. The intercompany receivable of $13,314 (2009 - $10,874) represents the net balance of management fees for payouts and other indirect costs owed by JCIUSA to JCI and commission revenue collected by JCI on behalf of JCIUSA.

7 Economic Dependence

JCIUSA is economically dependant on JCI for all corporate infrastructure, administration and revenue generating activities.

8 Net capital

At December 31, 2010, JCIUSA had net capital of $1,576,139, pursuant to SEC Rule 15c3-1. Its minimum capital requirement was $250,000, leaving excess net capital of $1,326,139 (See Schedule 1). During 2010 and as at December 31, 2010, JCIUSA met the capital requirements of the SEC.

(expressed in U.S. dollars)

Schedule 1 – Computation of Net Capital Pursuant to SEC Rule 15c3-1

	2010 $	2009 $
Shareholder's Equity	1,629,301	990,172
Subordinated loans	-	-
	1,629,301	990,172
Less:		
Due from parent	13,314	10,874
Prepaid expenses	21,671	15,422
Accounts receivable	-	-
Intangible assets	18,130	47,591
Haircut on foreign currency positions	47	1,803
	53,162	75,690
Net capital pursuant to Rule 15c3-1	1,576,139	914,482
Minimum net capital	(250,000)	(250,000)
Excess net capital	1,326,139	664,482

The above calculation does not differ from the computation of net capital calculated under SEC Rule 15c3-1 as of December 31, 2010 filed by JCIUSA on Form X-17A-5 Part II.

Schedule 2 – Computation for Determination of Reserve Requirements pursuant to SEC Rule 15c3-3

JCIUSA operates pursuant to the (k)(2)(ii) exemption to the Reserve and Possession of Control Requirements of SEC Rule 15c3-3.